Phone +44 20 7260 2000 ihsmarkit.com 4th floor Ropemaker Place 25 Ropemaker Street London EC2Y 9LY United Kingdom

28 March 2017

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:
Notice of disclosure filed in the Quarterly Report on Form 10-Q for the quarter ended February 28, 2017 under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended

Ladies and Gentlemen,

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that IHS Markit Ltd. has made disclosure pursuant to such provisions in its Quarterly Report on Form 10-Q for the quarter ended February 28, 2017, which was filed with the U.S. Securities and Exchange Commission on March 28, 2017.

Regards,

IHS Markit Ltd.

By:    /s/ Sari Granat
Sari Granat
Executive Vice President and General Counsel